July 19, 2019

William J. Rouhana, Jr.
Chairman and Chief Executive Officer
Chicken Soup for the Soul Entertainment, Inc.
132 E. Putnam Avenue, Floor 2W
Cos Cob, CT 06807

       Re: Chicken Soup for the Soul Entertainment, Inc.
           Registration Statement on Form S-3
           Filed July 9, 2019
           File No. 333-232588

Dear Mr. Rouhana:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3 Filed July 9, 2019

General

1. It appears you are not eligible to file a registration statement on Form S-3 at this time.
       Please amend your registration statement on a form on which you are eligible to file.
       Your Form 10-K for the fiscal year ended December 31, 2018 was not filed in a timely manner because it did not include management's assessment of internal control over financial reporting on or prior to the due date of that report, as required by Item 308(a) of
       Regulation S-K. Refer to General Instruction I.A.3(b) of Form S-3. Please also note that it appears you are not eligible to continue to use the Form S-3, file number 333-227596, without filing a post-effective amendment on Form S-1. For guidance, refer to Securities
       Act Forms Compliance and Disclosure Interpretation 115.02 and Securities Act Rules
       Compliance and Disclosure Interpretation 198.02.
 William J. Rouhana, Jr.
Chicken Soup for the Soul Entertainment, Inc.
July 19, 2019
Page 2


2. We note that the forum selection provision in the twelfth article of your certificate of incorporation identifies the Court of Chancery of the State of Delaware (or if the Court of
         Chancery does not have jurisdiction, another state court located within the State of
         Delaware, or if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) as the exclusive forum for certain litigation, including any "derivative action." Please describe this provision in your prospectus. In addition, disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, describe any risks or other impacts on investors, and also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
3. Please tell us why you are not required to provide historical financial statements and related pro forma information for the Crackle joint venture in connection with this registration statement.
4. Please provide the plan of distribution information required by Item 508 of Regulation S-
         K. Additionally please provide all selling security holder information required by Item
         507 of Regulation S-K, including the number of Series A Preferred Shares owned before and after the offering and related footnotes.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact John Dana Brown at 202-551-3859 or Laura Nicholson, Special Counsel, at 202-551-3584 with any questions.



FirstName LastNameWilliam J. Rouhana, Jr.             Sincerely,
Comapany NameChicken Soup for the Soul Entertainment, Inc.
                                                      Division of Corporation
Finance
July 19, 2019 Page 2                                  Office of Transportation
and Leisure
FirstName LastName